SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 18, 2003

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel:  +49-89-234-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

This Report on Form 6-K contains notice of the Annual General Meeting of Infineon Technologies AG to be held on January 20, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: December 18, 2003	By:	/s/ Ulrich Schumacher
Dr. Ulrich Schumacher
Chairman, President and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Chief Financial Officer

Moving Forward

NOTICE OF

Annual General Meeting of Infineon Technologies AG on January 20, 2004

Infineon Technologies AG

Munich

Munich,

December 2003

Dear Shareholders:

Notice is hereby given that the

Annual General Meeting of Infineon Technologies AG

will be held on Tuesday, January 20, 2004 at 10.00 a.m. CET at the Olympiahalle in the Olympiapark, Coubertinplatz, 80809 Munich, Germany.

Agenda

1.     Submission of the approved annual financial statements of Infineon Technologies AG and the approved consolidated financial statements as of September 30,2003, of the combined management report for Infineon Technologies AG and the Infineon group, and of the report of the Supervisory Board for the fiscal year 2002/2003

The above-mentioned documents are available for inspection at the business premises of the registered seat of Infineon Technologies AG, St.-Martin-Str. 53, 81669 Munich, Germany, and on the Internet at www.infineon.com.

2.     Approval of the acts of the members of the Managing Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Managing Board during the fiscal year 2002/2003 be approved in relation to this period.

3.     Approval of the acts of the members of the Supervisory Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Supervisory Board during the fiscal year 2002/2003 be approved in relation to this period.

4.     Appointment of auditors for the fiscal year 2003/2004

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main, be appointed as auditors for the fiscal year 2003/2004.

5.     Increase in the Authorized Share Capital I/2002 for increases in cash and in kind, renewal of the power to exclude preemptive rights of shareholders and corresponding amendment to the Articles of Association

The Annual General Meeting of January 22, 2002 approved an “Authorized Share Capital I/2002” for contributed capital increases in cash and in kind totaling EUR 350,000,000. Preemptive rights of shareholders may be excluded under certain circumstances if the authorized share capital is used for an increase in cash capital. Preemptive rights of shareholders may also be excluded if the authorized share capital is used to increase capital subscribed in kind, for example for the acquisition of companies, parts of companies or stakes in companies.

We have already used 27.5 million shares from the Authorized Share Capital I/2002 for the acquisition of companies. We expect to see consolidation in the industry in future and, as a result, opportunities for further company takeovers. We feel that it is important to be prepared for such takeovers and consequently propose to the Annual General Meeting that the Authorized Share Capital I/2002 be replenished with EUR 55,000,000 to restore it to the EUR 350,000,000 mark, approved by the Annual General Meeting in 2002, that is to say to a total of 175 million shares.

Moreover, the authority to exclude preemptive rights of shareholders in respect of contributed capital increases pursuant to Section 4 Paragraph 2 of the Articles of Association should be renewed such that the position approved by the Annual General Meeting of January 22, 2002 is also restored as regards economic performance. Regarding the currently available Authorized Share Capital I/2002 (EUR 295,000,000), it will be sufficient in this connection to renew the almost completely exhausted authorization pursuant to Section 4 Paragraph 2 c) of the Articles of Association. Regarding the amount of the increase (EUR 55,000,000), the entire authorization (Section 4 Paragraph 2 a)-c) of the Articles of Association) must be approved anew.

The resolution of the Annual General Meeting of January 22, 2002 and the Authorized Share Capital I/2002 should remain materially unchanged in all other respects.

The Managing Board and the Supervisory Board therefore propose that the following resolution be approved:

(1)   The Managing Board is authorized to increase, with the consent of the Supervisory Board, the ordinary share capital in the period through January 21, 2007 by a further EUR 55,000,000 and thus by a total of up to EUR 350,000,000 by issuing, in one or more tranches, new registered no par value shares that have dividend rights from the start of the fiscal year of their issue against contributions in cash or in kind (Authorized Share Capital I/2002).

Shareholders are to be granted preemptive rights in the case of capital increases for cash. The Managing Board is authorized to exclude, with the consent of the Supervisory Board, the preemptive rights of shareholders,

a)     in order to exclude any fractional amounts from the preemptive rights of shareholders,

b)    to the extent necessary to grant holders of bonds with warrants or convertible bonds issued by the Company or its subordinate group companies a subscription right to new shares to the extent they would be entitled after exercising option or conversion rights or satisfying conversion obligations,

c)     if the new shares are issued after January 20, 2004, the issue value of the new shares is not significantly lower than the stock market price and the shares issued subject to the exclusion of preemptive rights of shareholders pursuant to Section 186 Paragraph 3 Clause 4 of the German Stock Corporation Act (AktG) do not in total exceed 10% of the ordinary share capital either at the time this authorization comes into effect or at the time this authorization is exercised. Shares that have been or are to be issued to service bonds with warrants or convertible bonds are to be included in this number provided that such bonds were issued subject to the exclusion of preemptive rights of shareholders in analogous application of Section 186 Paragraph 3 Clause 4 of the German Stock Corporation Act (AktG) after January 20, 2004.

The Managing Board is, moreover, authorized to exclude, with the consent of the Supervisory Board, the preemptive rights of shareholders in the event of capital increases against contributions in kind. The Managing Board is also authorized to define, with the consent of the Supervisory Board, the further content of the rights conveyed by the shares and the terms and conditions of the share issue.

(2)   Section 4 Paragraph 2 of the Articles of Association reads as follows:

“The Managing Board is authorized to increase, with the consent of the Supervisory Board, the ordinary share capital in the period through January 21, 2007 by a total of up to EUR 350,000,000 by issuing, in one or more tranches, new registered no par value shares that have dividend rights from the start of the fiscal year of their issue against contributions in cash or in kind (Authorized Share Capital I/2002).

Shareholders are to be granted preemptive rights in the case of capital increases for cash. The Managing Board is authorized to exclude, with the consent of the Supervisory Board, the preemptive rights of shareholders,

a)     in order to exclude any fractional amounts from the preemptive rights of shareholders,

b)    to the extent necessary to grant holders of bonds with warrants or convertible bonds issued by the Company or its subordinate group companies a subscription right to new shares to the extent they would be entitled after exercising option or conversion rights or satisfying conversion obligations,

c)     if the new shares are issued after January 20, 2004, the issue value of the new shares is not significantly lower than the stock market price and the shares issued subject to the exclusion of preemptive rights of shareholders pursuant to Section 186 Paragraph 3 Clause 4 of the German Stock Corporation Act (AktG) do not in total exceed 10% of the ordinary share capital either at the time this authorization comes into effect or at the time this authorization is exercised. Shares that have been or are to be issued to service bonds with warrants or convertible bonds are to be included in this number provided that such bonds were issued subject to the exclusion of preemptive rights of shareholders in analogous application of Section 186 Paragraph 3 Clause 4 of the German Stock Corporation Act (AktG) after January 20, 2004.

The Managing Board is, moreover, authorized to exclude, with the consent of the Supervisory Board, the preemptive rights of shareholders in the event of capital increases against contributions in kind. The Managing Board is also authorized to define, with the consent of the Supervisory Board, the further content of the rights conveyed by the shares and the terms and conditions of the share issue.

(3)   The authorization, approved by the Annual General Meeting of January 22, 2002 under Item 5 on the Agenda, to exclude the preemptive rights of shareholders in respect of increases in cash capital and capital subscribed in kind pursuant to Section 4 Paragraph 2 of the Articles of Association will be rescinded when the present decision is put into effect by means of its entry in the Commercial Register.

6.     Rescission of the old authorized share capital provided for issue to employees and creation of a new authorized share capital for this purpose and corresponding amendment to the Articles of Association

The Authorized Share Capital II originally amounting to EUR 120,000,000 and currently still amounting to EUR 119,289,080 was provided for the issuing of shares to employees of the Company or its group companies. The authorization of the Managing Board to increase the ordinary share capital accordingly with the consent of the Supervisory Board is, however, due to expire on March 31, 2004. It is therefore intended to rescind this Authorized Share Capital II.

We want to retain the ability to issue shares to employees of the Company and its group companies. We need a new authorized share capital for this purpose.

The Managing Board and the Supervisory Board propose the following resolution to this effect:

(1)   The authorization of the Managing Board pursuant to Section 4 Paragraph 3 of the Articles of Association to raise the ordinary share capital of the Company by up to EUR 119,289,080 by issuing, with the consent of the Supervisory Board, new shares against contributions in cash, for the purposes of issue to the employees of the Company or of its group companies as approved by the Annual General Meeting of February 16, 2000 and expiring March 31, 2004 (Authorized Share Capital II), is rescinded.

(2)   The Managing Board is authorized to increase, with the consent of the Supervisory Board, the ordinary share capital in the period through January 19, 2009 by a total of up to EUR 30,000,000 by issuing, in one or more tranches, new shares against contributions in cash for the purpose of issuing shares to employees of the Company or of its group companies (Authorized Share Capital II/2004). The preemptive rights of shareholders are excluded in respect of this provision. The Managing Board is authorized to define, with the consent of the Supervisory Board, the further rights conveyed by the shares and the terms and conditions of the share issue.

(3)   Section 4 Paragraph 3 of the Articles of Association reads as follows:

“The Managing Board is authorized to increase, with the consent of the Supervisory Board, the ordinary share capital in the period through January 19, 2009 by a total of up to EUR 30,000,000 by issuing, in one or more tranches, new shares against contributions in cash for the purpose of issuing shares to employees of the Company or of its group companies (Authorized Share Capital II/2004). The preemptive rights of shareholders are excluded in respect of this provision. The Managing Board is authorized to define, with the consent of the Supervisory Board, the further rights conveyed by the shares and the terms and conditions of the share issue.”

7.     Amendment of the authorization of January 22, 2002 to issue bonds with warrants and convertible bonds, opening up of the Conditional Share Capital II/2002 and corresponding amendment to the Articles of Association

It is intended that the Conditional Share Capital II/2002 be opened up in two cases, both associated with the issuing of bonds with warrants and convertible bonds (referred to hereinafter as “bonds”), that are outside its present scope of purpose. The relevant authorization pertaining to the issue of bonds of January 22, 2002 as well as the provision on the Conditional Share Capital II/2002 are to be extended to this end:

•      The authorization to issue bonds pursuant to the resolution of the Annual General Meeting of January 22, 2002 also permits the issuing of bonds against contributions in kind. This resolution does not, however, permit such bonds to be satisfied from the Conditional Share Capital II/2002, so presently the Authorized Share Capital I/2002 must be used for this purpose. It is intended that satisfaction from the Conditional Share Capital II/2002 should now be permitted in cases in which the consideration for the issue of the bonds takes the form of a contribution in kind, such as a receivable. It is possible, for example, that the target company in a corporate acquisition, will have issued bonds. It should be possible also to service these bonds from the Conditional Share Capital II/2002 so that in appropriate cases they can be converted into bonds of Infineon Technologies AG as easily as possible. It should not, however, be possible to use the entire Conditional Share Capital II/2002 for this purpose and a limit should be imposed according to which shares representing a notional portion of the share capital of up to EUR 144,000,000 can be used to service bonds.

•      The Annual General Meeting of December 8, 1999 granted an authorization, amended on April 6, 2001, for the issue of bonds in accordance with which Infineon Technologies Holding B.V., Netherlands, in February 2002 issued convertible bonds having a total nominal value of EUR 1,000,000,000 at a conversion price of EUR 35.43 per share guaranteed by the Company. The Conditional Share Capital II of up to 25 million shares exists to service the conversion rights arising from these bonds (Section 4 Paragraph 7 of the Articles of Association). This share capital is, however, not sufficient to issue the approximately 28.25 million shares required for the bonds if all bond holders convert their rights. The Conditional Share Capital II/2002 (Section 4 Paragraph 9 of the Articles of Association) should be opened for the servicing of these notes also in order that the Company can make a free decision as to whether it satisfies claims on conversion arising from these notes in cash or by issuing new shares.

Moreover, the authorization granted by the Annual General Meeting of January 22, 2002 allowing the preemptive rights of shareholders to be excluded for a proportion of these bonds should, be renewed such that the position approved by the Annual General Meeting of January 22, 2002 is also restored as regards economic performance.

The Managing Board and the Supervisory Board accordingly propose the following resolution:

(1)   Amendment and extension of the authorizations to issue bonds

a)     The authorization, granted by the Annual General Meeting of January 22, 2002 under Item 6 (i) on the Agenda, to issue notes with a total nominal value of up to EUR 4,000,000,000 and a term of up to 20 years is extended so that when such bonds that are or have been issued against a contribution in kind are converted, they may also be serviced with shares representing a notional portion of the share capital of up to EUR 144,000,000 of the ordinary share capital from the Conditional Share Capital II/2002. It shall be a prerequisite for this procedure that such procedure be declared applicable when the bonds are issued and that the contribution in kind be or has been examined in connection with the issue of the bonds and found to have a value that at least equals the conversion price agreed on issue of the bond concerned.

b)    The authorization granted to the Managing Board by resolution of the Annual General Meeting of January 22, 2002 to exclude the preemptive rights of shareholders, with the consent of the Supervisory Board, if the bonds are issued against cash and the issue price is not significantly lower than the theoretical market value of the partial bonds calculated in accordance with recognized methods of investment math (No. i b), first bullet point under Item 6 of the Agenda of that meeting) has been almost completely exhausted by the convertible bonds that were issued in June 2003 by Infineon Technologies Holding B.V., Netherlands, and guaranteed by Infineon Technologies AG and is replaced by a new authorization. The new authorization permits the Managing Board to exclude, with the consent of the Supervisory Board, the preemptive rights of shareholders with respect to the bonds where the latter are issued against cash and the issue price is not significantly lower than the theoretical market value of the bonds calculated in accordance with recognized methods of investment math. This provision, however, applies only to bonds conveying rights to shares representing a notional portion of the share capital of up to EUR 144,000,000. The notional portion of the share capital accounted for by shares that were issued from an authorized share capital in existence at the time of issue for the purposes of increasing cash capital subject to the exclusion of preemptive rights of shareholders pursuant to Section 186 Paragraph 3 Clause 4 of the German Stock Corporation Act (AktG) is to be included in this amount.

c)     The Conditional Share Capital II/2002 may also be used to satisfy conversion rights from the convertible notes having a total nominal value of EUR 1,000,000,000 and a conversion price (issue value) of EUR 35.43 per share that were issued by Infineon Technologies Holding B.V., Netherlands, in February 2002 and guaranteed by Infineon Technologies AG. The Conditional Share Capital II/2002 is used for this purpose on the basis of a decision of the Managing Board. If shareholders have preemptive rights to the convertible notes issued or to new bonds to be issued or to shares from the Conditional Share Capital II/2002, these rights are or remain excluded if the convertible notes named above are satisfied by the issuing of shares from the Conditional Share Capital II/2002.

d)    In all other respects the authorization granted by the Annual General Meeting of January 22, 2002 remains unchanged.

(2)   Opening up of the Conditional Share Capital II/2002

The ordinary share capital is conditionally increased by up to EUR 350,000,000 by the issue of up to 175,000,000 new registered no par value shares that have dividend rights from the start of the fiscal year of their issue (Conditional Share Capital II/2002). The purpose of the conditional capital increase is to ensure that shares can be issued to the holders of bonds with warrants or convertible bonds that are or have been issued through January 21, 2007 by the Company or a subordinate group company in accordance with the authorizations of the Annual General Meetings of January 22, 2002 and of January 20, 2004 and to the holders of the convertible bonds issued in February 2002 by Infineon Technologies Holding B.V., Netherlands, and guaranteed by the Company. The conditional increase is to be implemented only to the extent that warrants or conversion rights from the bonds are exercised and conversion obligations from such bonds are satisfied. With respect to the conversion of bonds issued against contributions in kind the Conditional Share Capital II/2002 can only be used to ensure the availability of shares representing a notional portion of the share capital of up to EUR 144,000,000. The Managing Board is authorized to define the further conditions of the implementation of the conditional capital increase.

(3)   Amendment to the Articles of Association

Section 4 Paragraph 9 of the Articles of Association reads as follows:

“The ordinary share capital is conditionally increased by up to EUR 350,000,000 by the issue of up to 175,000,000 new registered no par value shares that have dividend rights from the start of the fiscal year of their issue (Conditional Share Capital II/2002). The purpose of the conditional capital increase is to ensure that shares can be issued to the holders of bonds with warrants or convertible bonds that are or have been issued through January 21, 2007 by the Company or a subordinate group company in accordance with the authorizations of the Annual General Meetings of January 22, 2002 and of January 20, 2004 and to the holders of the convertible bonds issued in February 2002 by Infineon Technologies Holding B.V., Netherlands, and guaranteed by the Company. The conditional increase is to be implemented only to the extent that warrants or conversion rights from the bonds are exercised and conversion obligations from such bonds are satisfied. With respect to the conversion of bonds issued against contributions in kind the Conditional Share Capital II/2002 can only be used to ensure the availability of shares representing a notional portion of the share capital of up to EUR 144,000,000. The Managing Board is authorized to define the further conditions of the implementation of the conditional capital increase.”

Report of the Managing Board concerning Item 5 on the Agenda

The Managing Board and the Supervisory Board propose to the Annual General Meeting that the Authorized Share Capital I/2002 be replenished by a total of EUR 55 million, once again, up to EUR 350 million. This Authorized Share Capital I/2002 of up to EUR 350 million was approved by the Annual General Meeting in January 2002. We have so far used a total of 27.5 million shares from this allowance for the acquisition of companies. We expect consolidation in our industry in the near future. The consolidation process will offer us good opportunities to acquire other companies and thereby strengthen further our position in the market. We propose that the Authorized Share Capital I/2002 be restored to its original level of up to EUR 350 million. By this means we can complete even large acquisitions at speed if necessary.

The new Authorized Share Capital I/2002 will, as before, be available for capital increases both in cash and in kind in order to maintain our flexibility.

Shareholders have preemptive rights when this Authorized Share Capital I/2002 is used to increase cash capital. These preemptive rights of shareholders should be excluded or excludible, with the consent of the Supervisory Board, if the shares are issued after January 20, 2004, at a value that is not significantly lower than the stock market price. This authorization puts the Company in a position to meet a possible demand for capital necessary to make flexible use of market opportunities in various business areas even at very short notice. The exclusion of the preemptive rights of shareholders enables the Company to respond rapidly and place shares at close to the stock market price, that is to say without the discount usual for issues under preemptive rights. The capital increase subject to the exclusion of preemptive rights of shareholders may not exceed 10% of the existing ordinary share capital either at the time the authorization comes into effect or at the time the authorization is exercised. This provision gives consideration to the need of the shareholders to have their holdings protected against dilution. The new shares are issued at close to the stock market price, so any shareholder wishing to maintain a certain proportionate holding can purchase shares at almost similar terms on the market.

Shares issued after January 20, 2004, to service bonds with warrants or convertible bonds are to be included in the maximum figure of 10% of the ordinary share capital affected by this exclusion of the preemptive rights of shareholders provided that the bonds were issued subject to the exclusion of preemptive rights of shareholders in respect of these bonds in analogous application of Section 186 Paragraph 3 Clause 4 of the German Stock Corporation Act (AktG). This limit also serves to protect shareholders.

The preemptive rights of shareholders should also be excluded or excludible in the case of increases in capital subscribed in kind. We have so far completed our major acquisitions using shares. We want to continue acquiring companies, parts of companies and stakes in companies in order to make us more competitive and boost our profitability and the intrinsic value of the Company. It turns out that the units concerned are plainly growing larger. The consideration required is often very high. It would in many cases be impossible and undesirable – also from the perspective of an optimal financial structure – to make the payments involved in cash. It is not at all unusual, furthermore, for the sellers to insist on receiving payment in shares, as this can prove a more cost-effective option for them. The ability to use our own shares as currency for acquisitions thus gives the Company the room for maneuver necessary to be able to take advantage quickly and flexibly of such acquisition opportunities as emerge and puts it in a position to acquire even larger units against a transfer of shares. We also intend to acquire other economic goods against shares in certain circumstances. The preemptive rights of the shareholders must be excluded in both cases. Such acquisitions have to be concluded quickly, so they cannot as a rule be put before the Annual General Meeting, which takes place only once a year. There must therefore be an authorized share capital to which the Managing Board, with the consent of the Supervisory Board, can turn without delay. This is one more reason why we wish to be able to use the Authorized Share Capital I/2002 as in previous years. The level of this authorized share capital, which amounts to approximately 24.2% of the current ordinary share capital, is intended to ensure that even larger acquisitions, either against cash or against shares, can be financed.

The preemptive rights of shareholders should also be excluded or excludible, where required, in order that a right to subscribe to new shares can be granted to the holders of bonds with warrants or convertible bonds if the applicable terms and conditions provide for such a right. Securities of this nature have a protective mechanism against dilution to make it easier to place them in the capital market by providing preemptive rights for the holders in respect of new shares in subsequent share issues just like shareholders. They are thus treated as though they were already shareholders. The preemptive rights of shareholders to the shares involved in this mechanism must be excluded in order to provide protection against dilution for the bonds with warrants and convertible bonds. This makes it easier to place the bonds and thus also serves the interests of the shareholders by helping the Company to maintain an optimal financial structure.

Finally, the preemptive rights of shareholders should also be excluded or excludible for fractional amounts. This measure is intended to simplify the processing of share issues for which shareholders do in principle have preemptive rights. What constitutes a fractional amount can result from the issue volume involved and a defined feasible subscription ratio. The value per shareholder is usually low and the costs associated with the issue in the absence of such an exclusion are usually significantly higher. The exclusion thus improves the feasibility of the issue and makes it easier to complete.

Report of the Managing Board concerning Item 6 on the Agenda

The existing Authorized Share Capital II for the issuing of shares to employees, of which approximately EUR 119.3 million still remains, expires on March 31, 2004. This should be replaced by a newly created Authorized Share Capital II/2004 from which shares can be issued to employees of the Company or of its group companies. The preemptive rights of shareholders must be excluded for this purpose. The new authorized share capital should amount to no more than EUR 30 million, which amounts to a reduction of 75% as compared to the original amount of EUR 120 million. This reduction is intended to give consideration to the need of the shareholders to have their holdings protected against dilution. It should further be noted in this connection that we have only used up a fraction of the old Authorized Share Capital II.

Aside from the reduced amount, this authorization is comparable to its predecessor.

Issuing shares to employees helps to integrate them into the Company and encourages them to take on greater responsibility. It is thus in the interests of both the Company and its shareholders to continue issuing shares to employees.

We would additionally like to be able to offer shares from the Authorized Share Capital II/2004 to our employees through innovative incentive models such as schemes to reward them for a particular length of service with the Company. We would also like to have the ability to attach further conditions, such as personal performance targets, the objectives of a research project or of the Business Group or Business Unit to which an employee belongs, Company financial performance targets or price targets for the Infineon share, to a share offer or the issuing of shares.

It should also be possible in this connection to set the issue value of the shares for employees to be less than the current stock market price at the time. The concession is not to be determined by a formal consideration of the discount for the individual shares. Instead, the total value of the concession granted to each employee through the reduced-price shares should be appropriate given the compensation of the employee or the expected benefit to the Company of the conditions of the incentive model being satisfied.

The preemptive rights of shareholders must be excluded in order that the objectives laid out above can be achieved.

The Managing Board will always reflect carefully before deciding whether or not to make use of the authorization granted by the Annual General Meeting to increase the share capital subject to the exclusion of the preemptive rights of shareholders. The exclusion option will be used only when the Managing Board and the Supervisory Board consider this course of action to be in the interests of the Company and, hence, of the shareholders.

Report of the Managing Board concerning Item 7 on the Agenda

Infineon Technologies Holding B.V., Netherlands, issued convertible bonds having a total nominal value of EUR 1 billion and a conversion price of EUR 35.43 per share in February 2002, such bonds being guaranteed by Infineon Technologies AG. The Conditional Share Capital II of up to 25 million shares exists to service the conversion rights arising from these bonds. This share capital is, however, not sufficient to issue the approximately 28.25 million shares that will be required if all bond holders convert their rights. The resolution proposed intends that the Conditional Share Capital II/2002 also be opened for the servicing of these bonds so that the Company can make a free decision as to whether it satisfies these bonds on conversion in cash or in new shares.

We wish, in addition, to open the Conditional Share Capital II/2002 up for the servicing of convertible bonds issued against a contribution in kind (such as a receivable). The existing authorization provides for such bonds to be serviced only from the Authorized Share Capital I/2002. In this case shares may only be issued if the contribution in kind is examined at the time of conversion, which process can take several weeks. Such delay may be too long for the (potential) bondholders and thus has a negative effect on the issue. The process should be altered to avoid this problem by allowing shares also to be issued from the Conditional Share Capital II/2002 when such bonds are converted. It is, however, a prerequisite for this procedure that an examination of the contribution in kind in accordance with Section 194 Paragraph 4 of the German Stock Corporation Act (AktG) be carried out at the time the contribution is made. This examination must find that the value of the receivable contributed is at least equal to the issue value of the shares to be issued in exchange for the bonds. To the extent the bonds have to be issued against contributions in kind, any preemptive right of shareholders to such bonds must be excluded, otherwise the receivable to be brought in could not be acquired as wished. We do, however, wish to limit this option of issuing shares from the conditional share capital to EUR 144m, which in today’s terms means 72 million shares or less than 10% of the ordinary share capital.

The Annual General Meeting of January 22, 2002 granted authorization to exclude the preemptive rights of shareholders, with the consent of the Supervisory Board, if the bonds are issued against cash and the issue price is not significantly lower than the theoretical market value of the partial bonds calculated in accordance with recognized methods of investment math (No. 1 b), first bullet point under Item 6 of the Agenda of that meeting). This authorization has been almost completely exhausted by the convertible bonds that were issued in June 2003 by Infineon Technologies Holding B.V., Netherlands, and guaranteed by Infineon Technologies AG and should be replaced by a new authorization. The new authorization shall permit the Managing Board, as provided for in Section 186 Paragraph 3 Clause 4 of the German Stock Corporation Act (AktG), to exclude, with the consent of the Supervisory Board, the preemptive rights of shareholders if the issue price of the convertible notes is not significantly lower than their market value. This exclusion of the preemptive rights of shareholders is needed when bonds have to be placed quickly in order to make use of a favorable market environment. The interests of the shareholders are upheld in that the bonds are issued for not much less than the market value, which brings the value of preemptive rights down to almost zero. This option to exclude the preemptive rights of shareholders, however, is likewise limited to bonds conveying rights to shares representing a national portion of the share capital of up to EUR 144 million. Shares that were issued from the Authorized Share Capital I/2002 subject to the exclusion of preemptive rights of shareholders pursuant to Section 186 Paragraph 3 Clause 4 of the German Stock Corporation Act (AktG) are to be included in this amount in the interests of the shareholders to minimize the dilution of their holdings.

The preemptive rights of shareholders were excluded in respect of the bonds issued by us in the years 2002 and 2003. The preemptive rights of shareholders can also, in accordance with the resolution of the Annual General Meeting of January 22, 2002, be excluded for new bonds to be issued. Where shareholders would also have a preemptive right to the convertible bonds, to other bonds or to the shares to be issued from the Conditional Share Capital II/2002 in connection with the opening up of this Conditional Share Capital II/2002 to service the convertible bonds issued in February 2002, this right must be excluded once again in order to ensure that the bonds issued in February 2002 can be serviced as proposed.

Attendance at the Annual General Meeting

All shareholders who are registered in the Company’s stock register as shareholders of the Company and have given notice of their attendance at the Annual General Meeting by no later than Tuesday January 13, 2004, in writing, by fax or using the electronic method described below are entitled to attend the Annual General Meeting and to exercise their voting rights pursuant to Section 14 of the Articles of Association.

Shareholders registered in the Company’s stock register may give notice of their attendance to Infineon Technologies AG in writing to the following address,

Infineon Hauptversammlung 2004
81060 Munchen
Germany

or at the Internet address,

http://www.infineon.com/agm

or by sending a fax to the fax number given below. In order to use the electronic registration option you need a personal access number, which is sent to you with the shareholders’ documents. If you wish to attend the Annual General Meeting, please give notice of your attendance as early as possible so as to facilitate the organization of the meeting.

Shareholders who are registered in the Company’s stock register may exercise their voting rights themselves or appoint another person in writing or a bank or a shareholders’ association to exercise their voting rights at the Annual General Meeting. If a proxy is used, the holders of the proxy should be notified to the Company in due time by the shareholder or by the holders of the proxy themselves.

We are once again offering a special service through which you may also appoint employees of the Company to represent you at the Annual General Meeting in accordance with your voting instructions. Further details are provided in the forms sent to each shareholder. You may also appoint such proxy to exercise your voting rights via the aforementioned Internet address.

If a bank is registered in the Company’s stock register, this bank may exercise the voting right in relation to shares not owned by it only by virtue of an authorization granted to it by the relevant shareholder.

Shareholders or holders of a proxy entitled to attend the Annual General Meeting will be issued admission tickets and voting cards.

Copies of the documents referred to in Item 1 of the Agenda will be sent to our shareholders upon request.

Shareholders who have any queries regarding the Annual General Meeting are requested to address these to:

Infineon Technologies AG
CPC IMV IR (Investor Relations)
St.-Martin-Str. 53
81669 München
Germany
(fax no.: +49 89/234-26155)

Any shareholders with proposals pursuant to Section 126 of the German Stock Corporation Act (AktG) should also contact this address.

Queries can also be sent by e-mail to:

hv2004@infineon.com

The speeches of the Chairman of the Annual General Meeting and the Chairman of the Managing Board and the debate may be followed live on the Internet (http://www.infineon.com/agm).

The notice of the Annual General Meeting has been published in the electronic version of the Federal Gazette (elektronischer Bundesanzeiger) of December 9, 2003.

Pursuant to Section 128 of the Stock Corporation Act (AktG) we give the following Information:

One member of the Supervisory Board of Infineon Technologies AG is a member of the Managing Board of Bayerische Hypo- und Vereinsbank AG, Munchen.

Wachovia Trust Company, N.A., Charlotte, North Carolina, USA, has a shareholding of 27.74% in Infineon Technologies AG. Pursuant to a fiduciary agreement with Siemens AG, Munchen, Wachovia Trust Company, N.A., has undertaken not to exercise its voting rights attached to these shares.

Sincerely,

Infineon Technologies AG
The Managing Board

Notice of

Infineon Technologies AG

Vorsitzender des Aufsichtsrats: Max Dietrich Kley
Vorstand: Dr. Ulrich Schumacher (Vorsitzender), Peter Bauer, Peter J. Fischi, Dr. Andreas von Zitzéwitz
Sitz der Gesellschaft: München
Registergericht: München HRB 126492	F0120320.